UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549					OMB Number:	3235-0101
FORM 144					Expires:	December 31, 2006
					Estimated average burden hours per response . . . .	4.47
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.					CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) LocatePLUS Holdings Corporation		(b) IRS IDENT. NO. 04-3332304	(c) S.E.C. FILE NO. 000-49957		WORK LOCATION
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
100 Cummings Center, Suite 235M		Beverly	MA	01915	AREA CODE 978	NUMBER 921-2727

2 (a)NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS	STREET	CITY	STATE	ZIP CODE

Steven R. Becker (a)	N/A	N/A	300 Crescent Court, Suite 1111		Dallas	TX	75201
INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Common Stock	Knight Equity Markets, L.P. (b) 545 Washington Blvd. Jersey City, NJ 07310		80,843	$24,252.90 (c)	7,685,067	01/25/07	OTC BB

 INSTRUCTIONS
1.  (a) Name of issuer 3. (a) Title of the class of securities to be sold
     (b) Issuer’s I.R.S. Identification Number  (b) Name and address of each broker through whom the securities are intended to be sold
     (c) Issuer’s S.E.C. file number, if any  (c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
     (d) Issuer’s address, including zip code  (d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
     (e) Issuer’s telephone number, including area code  (e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2.  (a) Name of person for whose account the securities are to be sold  (f) Approximate date on which the securities are to be sold
     (b) Such person’s I.R.S. identification number, if such person is an entity  (g) Name of each securities exchange, if any, on which the securities are intended to be sold
     (c) Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
     (d) Such person’s address, including zip code

TABLE I - SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
3% Senior Convertible Note and Warrant	07/08/05	(d)	LocatePLUS Holdings Corporation	(d)	(d)	(d)

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Knight Equity Markets, L.P. 545 Washington Blvd., Jersey City, NJ 07310	Common Stock	10/26/06	8,000	$5,650
Knight Equity Markets, L.P. 545 Washington Blvd., Jersey City, NJ 07310	Common Stock	10/27/06	8,000	$5,650
Knight Equity Markets, L.P. 545 Washington Blvd., Jersey City, NJ 07310	Common Stock	10/30/06	3,900	$2,683
Knight Equity Markets, L.P. 545 Washington Blvd., Jersey City, NJ 07310	Common Stock	10/31/06	19,232	$13,885
REMARKS:
(a) The person for whose account the securities are to be sold is BC Advisors, LLC, a Texas limited liability company (“BCA”), which initially acquired all of the securities of LocatePLUS Holdings Corporation (the “Company”) described in this form for the accounts of the following entities: (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”) and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). BCA is the general partner of SRB Management, L.P., a Texas limited partnership, which is the general partner of SRBGC, SRBQP and SRB Offshore (collectively, the “Funds”). Steven R. Becker is the sole principal of BCA and exercises sole dispositive control over all securities of the Company held by the Funds.
(b) BCA may elect to sell through various executing brokers from time to time.
(c) The aggregate market value is based on the $0.30 closing sale price of a share of common stock of the Company on January 23, 2007.
(d) As part of a private placement by the Company on July 8, 2005, the Funds, in the aggregate, acquired a $1,000,000 Senior Convertible Note (the “Note”) and a warrant to acquire additional shares of common stock (the “Warrant”). The total cash consideration paid for the Note and the Warrant was $1,000,000. The Note was initially convertible at a fixed conversion rate of $0.10 per share, subject to customary adjustments. The Warrant initially provided the right to acquire up to 4,000,000 shares of common stock at a purchase price of $0.15 per share, subject to customary adjustments.

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

January 24, 2007	Steven R. Becker, on behalf of BCA and the Funds /s/ Steven R. Becker
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)